SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS
1Q18

FOR IMMEDIATE RELEASE - São Paulo, April 11, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the upper-middle and high-income segments, announced today its operational results for the first quarter of 2018. The operational results are preliminary and subject to review by the auditors.

Gafisa announces today its operational results for the first quarter of 2018. In March, we launched the only project of the period, the Upside Pinheiros (São Paulo/SP), with total PSV of R$138.7 million and a solid SoS of 77.5%. This performance, jointly with the consistent inventory sales, resulted in gross sales of R$293.5 million in 1Q18, up by 35.2% and 24.6% q-o-q and y-o-y, respectively. Another highlight in 1Q18 was the significant decrease in dissolutions to R$57.7 million, which should reflect a new level for the upcoming quarters. As a result of these factors, net sales came to R$235.8 million, up by 93.5% and 100.8% q-o-q and y-o-y, respectively, with SoS of 14.4%.

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Launches	138,715	90,113	53.9%	-	-
Gross Sales	293,460	216,988	35.2%	235,611	24.6%
Dissolutions	(57,702)	(95,407)	-39.5%	(118,214)	-51.2%
Net Pre-Sales	235,757	121,851	93.5%	117,398	100.8%
Speed of Sales (SoS)	14.4%	7.4%	7.0 pp	6.7%	7.7 pp
Delivered PSV	-	41,171	-	265,058	-

Table 2. Inventory at Market Value 1Q18 x 4Q17 (R$ thousand)
	4Q17	Launches	Dissolutions	Gross Sales	Adjustments	4Q17	Q/Q (%)
Inventory	1,531,588	138,715	57,702	(293,460)	(37,840)	1,396,706	-8.8%

IR Contacts Carlos Calheiros Fernando Tavares de Campos Telephone: +55 11 3025-9242 Email: ri@gafisa.com.br IR Website: www.gafisa.com.br/ri	Press Contacts Máquina Cohn & Wolfe Lívia Hormigo / Guilherme Justo Telephone: +55 11 3147-7414 Fax: +55 11 3147-7438 E-mail: gafisa@grupomaquina.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 11, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer